

We're deeply grateful.

We've said it before, and we're saying it again, but **thank you** for your investment in our mission to revolutionize the building materials industry with sustainable, carbon-negative solutions. Your support signals a commitment to a greener, more sustainable future.

Your generous contribution is making significant strides in increasing just about every measurable KPI from bottom line revenue to brand reach to unlocking new markets and product R&D.

100%	**75,000**	**25%**
Increase in YoY HempWool revenue	Lbs of fiber processed per month	Increase in YoY of organic traffic

Gaining Traction

Ultimately, this raise will unlock equipment that gives our family of products the fire retardancy and code compliance which will allow commercial scalability in builds such as university campuses, hospitals, and schools.

Furthermore, facility optimization will allow a pathway to add a second production shift which brings Hempitecture's revenue generation capacity from **$3.3M to $6.7M /year**. This momentum is a direct reflection of the impactful change we are achieving together.

We're close to reaching our $1M goal, but would love your help in spreading the word about our mission. Please consider sharing your support for Hempitecture on social. Your voice can inspire others to join us in this important endeavor.

You can simply copy this graphic and caption to post in your preferred social channel (LinkedIn / Facebook / Instagram / X):



Caption

If you're interested in making a measurable impact for a more sustainable future, join my investment in Hempitecture at wefunder.com/hempitecture.

⏰🌱

There's still time to upsize your investment before we reach our goal and close this round! Together, we can drive even greater impact and accelerate our progress toward a sustainable future.

Your support is invaluable and we're excited to continue this journey with you.

Decarbonizing the Built Environment

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